MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, April 25, 2024
Mrs.
Solange Bernstein Jáuregui
President
Financial Market Commission
Av. Libertador Bernardo O'Higgins 1449

Ref.: Definitive Dividend Distribution
Dear Mrs. President:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, of your Commission, and duly authorized, I inform your Commission that at the Ordinary Shareholders' Meeting of LATAM Airlines Group S.A. (“LATAM”) held on this date, April 25, 2024, the distribution of Dividend No. 52, Definitive, Mandatory Minimum, was approved up to the 30% of the net income for Fiscal Year 2023, that is, the equivalent amount in Chilean pesos of US$174,549,442.99, which means to distribute a dividend of US$0.0002887797894 per share, which will be paid on May 16, 2024, in its equivalent in Chilean pesos according to the “observed” exchange rate published in the Diario Oficial on the fifth business day prior to the distribution day, that is, on May 10, 2024.

Shareholders registered in the Shareholders Registry at midnight on May 10, 2024, will be entitled to receive the dividend.

The notice referred to in Section II of the aforementioned Circular 660 will be published on May 8, 2024, in the newspaper “La Tercera” of Santiago.

Attached is form No. 1 which establishes the same Circular No. 660, duly completed and signed.

Sincerely,

Juan Carlos Menció
Legal Senior Vice President
LATAM Airlines Group S.A.

c.c.: - Santiago Stock Exchange
c.c.: - Santiago Chile Electronic Stock Exchange

FORM Nº 1

DIVIDENDS DISTRIBUTION

1. Company identification and movement:

1.01	Tax No.:	89.862.200-2
1.02	Original form date:	4/25/2024
1.03	Company name:	LATAM Airlines Group S.A.
1.04	Securities Registration Record N°:	N/A
1.05	Series	Single
1.06	Local exchange ticker:	LTM
1.07	Individualization of movement:	52

2. Dividend agreement and amount:

2.01	Agreement date:	4/25/2024
2.02	Agreement settlement:	1
2.03	Dividend amount:	174,549,442.99
2.04	Currency type:	US

3. Shares and shareholders with rights:

3.01	Number of shares:	604,437,877,587
3.02	Closing date:	5/10/2024

4. Characteristics of the dividend:

4.01	Dividend type:	2
4.02	Year ended:	12/31/2023
4.03	Payment type:	1

5. Payment of the dividend in cash:

5.01	Payment in cash:	0.0002887797894
5.02	Currency type:	US
5.03	Payment date:	5/16/2024

6. Distribution of the optional dividend in shares: Not applicable.

7. Observations:

7.01	The exchange rate to be used will be the "Observed Dollar" published in the Official Journal of Chile (Diario Oficial) on May 10, 2024.
7.02
The payment of the dividend will be made through the Banco de Crédito e Inversiones (BCI), in any of its branches throughout the country, from Monday to Friday, from 9:00 a.m. to 2:00 p.m., for a period of 60 days counted from May 16, 2024, through nominative bank voucher. Shareholders who request it in writing will have it deposited into the bank account of the owner of the shares. These shareholders will be sent the respective bank deposit receipt. Any request or change that a shareholder wishes to make regarding the payment method as indicated, must be communicated by May 10, 2024. Once the aforementioned period of 60 days has elapsed, the funds will be transferred to the custody of DCV Registries. S.A. until they are withdrawn by the shareholders by means of a registered check.
Shareholders may be represented by representatives, notarized authorization signed by the shareholder.

To make any queries, shareholders may call +562 2393-9003; or write to the email atencionaccionistas@dcv.cl.

7.03	The publication regarding this distribution of dividends will be made in the newspaper La Tercera of Santiago on May 8, 2024.

7.04	The Company is publicly traded.
7.05	The dividend is paid against the profits of the corresponding full year 2023.
7.06	The Ordinary Shareholders' Meeting of the reporting company agreed to distribute 30% of the net income for fiscal year 2023 as a dividend, which is equivalent to a total amount of US$174,549,442.99.
7.07	The tax effects of the dividend payment will be promptly informed to the shareholders.

The information contained in this form is the faithful expression of the truth, for which I assume the corresponding legal responsibility.

Ramiro Alfonsin
Chief Financial Officer
LATAM Airlines Group S.A.